SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 21, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                  Form 20-F X                     Form 40-F
                           ---                              ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                             No X
                     ----                           ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ENDESA, S.A.

Dated: October 21, 2002                     By:________________________

                                            Name: Jacinto Pariente
                                            Title: Manager of North America
                                            Investor Relations

ENDESA And SONAE Formally Set Up a Joint Company for the Supply of Electricity in Portugal

    NEW YORK--(BUSINESS WIRE)--Oct. 21, 2002--ENDESA (ELE:NYSE)

    - The Company's Name is SODESA Comercializacion de Energia, S.A. And It is 50%-50% Jointly Owned by Both Companies

    - SODESA Currently has Supply Contracts With 200 Delivery Points for a Total 800 GWh, and is Negotiating a Further 1,700 GWh.

    -   Besides, ENDESA And SONAE Are Positioning Themselves
        Strategically VIS-A-VIS The Imminent Iberian Electricity
        Market Agreed by the Spanish and Portuguese Governments.

    ENDESA (ELE:NYSE) and the Portuguese SONAE have formalized the setting up of SODESA Comercializacion de Energia, S.A., a joint company owned 50-50% by both companies, that supplies electricity and services to Portuguese eligible customers, which last January received the green light from the European Commission.
    The shareholders' agreement contemplates five directors at the Board, of whom, for the next three years, Messrs. Javier Uriarte Monereo, Miguel Lopez Coders and Francisco Cruces Socasau, from ENDESA and Messrs. Jose Silva Peneda and Edgar Pinto Ribeiro from SONAE have been appointed. Also, the majority at the Board will be rotated every three years, the Chairman being then partner with a minority representation at the Board. Therefore, during the first three years the Chairman will be Mr. Jose Silva Peneda. The Board of Directors, in its first meeting, has appointed Mr. Francisco Xavier Rueda, from ENDESA, as general manager.
    ENDESA provides technological support in systems and products, while SONAE provides its knowledge of the Portuguese market. These contributions have allowed the new company to start its commercial operations immediately.
    SODESA's target in Portugal's market for eligible customers - this year amounting to 20,000 customers with an annual consumption of 17,000 GWh - is to attain a significant position, using ENDESA's technological infrastructure and SONAE's strong presence.
    SODESA currently has contracts signed for the supply of 200 points of delivery, for a total 800 GWh, and is negotiating a further 1,700 GWh.
    By setting up this company ENDESA and SONAE anticipate the creation of the Iberian electricity market, which will enable the convergence of Spain's and Portugal's wholesale markets, making the transactions within the peninsula more fluid.

    Agreement with SONAE

    The co-operation between SONAE and ENDESA started in 1999 with a protocol that gave rise to the joint promotion of co-generation projects in Portugal and Brazil and the supply of electricity to companies from the SONAE Group in Portugal and Spain, and possibly in other European countries in the short term.
    Their co-operation in co-generation and renewable energies has led SONAE to acquire 50% of Termica Portuguesa, S.A., a Portuguese subsidiary of ENDESA.
    Also, as a result of the agreements, since the year 2000 ENDESA Energia supplies electricity to SONAE's factories and shopping centres, totalling 8 points of delivery and over 250 GWh per annum.

    CONTACT: ENDESA
             North America Investor Relations Officer:
             Jacinto Pariente, 212/750-7200
             jpariente@endesa.es